May 16, 2022

VIA EDGAR

Michael Davis

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Landos Biopharma, Inc.

Registration Statement on Form S-3; File No. 333-263836

Acceleration Request

Requested Date: Wednesday, May 18, 2022

Requested Time: 4:00 p.m. Eastern Time

Dear Mr. Davis:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-263836) (the “Registration Statement”) to become effective on Wednesday, May 18, 2022, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”).

Once the Registration Statement has been declared effective, please orally confirm that event with Katie Kazem of Cooley LLP, counsel to the Registrant, at (703) 456-8043, or in her absence, Madison Jones at (202) 728-7087.

Very truly yours,

LANDOS BIOPHARMA, INC.

By:	/s/ Tim M. Mayleben
Tim M. Mayleben
Chief Executive Officer